UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               BAB HOLDINGS, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    055176101
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                                 (CUSIP Number)

               Gerald L. Fishman, 125 S. Wacker Drive, Suite 2800,
                     Chicago, Illinois 60606 (312) 726-1224
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  April 8, 1998
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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



CUSIP No. 055176101                                  13D

1        NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                  EP Opportunity Fund, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)/__/   (b)/__/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                          /__/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF
                           7        SOLE VOTING POWER
SHARES                                      1,173 Shares of Common Stock

BENEFICIALLY
                           8        SHARED VOTING POWER
OWNED BY                                    None

EACH                       9        SOLE DISPOSITIVE POWER
                                            1,173 Shares of Common Stock
REPORTING

PERSON                     10       SHARED DISPOSITIVE POWER
                                            None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,173 Shares of Common Stock

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* /__/

13       PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW 11
                  Less than 1% of the issued and outstanding Common Stock

14       TYPE OF REPORTING PERSON*
                  OO



                               * SEE INSTRUCTIONS

CUSIP No. 055176101                                  13D

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Statement") relating to the Common Stock, no par value ("Common Stock"), of BAB Holdings, Inc., an Illinois corporation (the "Company") previously filed by EP Opportunity Fund, L.L.C., a Delaware limited liability company ("EPOF") on April 6, 1998. Capitalized terms used and not defined in this amendment have the meanings set forth in the Statement.

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

ITEM 5.           Interest in Securities of the Issuer

                  (a) EPOF owns 1,173 shares of the Common Stock as of the date of this Amendment, representing an aggregate of less than 1% of the outstanding Common Stock of the Company. The percentages used in this paragraph are calculated based upon 8,383,203 outstanding shares of Common Stock of the Company, as of July 10, 1998, as reported in the Company's form 10-QSB for the quarter ended May 31, 1998. Neither Eisenberg Partners nor Mr. Eisenberg beneficially own any Common Stock (other than the Common Stock beneficially owned by EPOF).


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 10, 1998                          EP OPPORTUNITY FUND, L.L.C., by
                                             EISENBERG PARTNERS, L.L.C., Manager


                                    By:        /s/ Jeffrey Eisenberg, Manager
                                             ----------------------------------







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